NEW YORK LIFE INVESTMENTS ACTIVE ETF TRUST 485BPOS

Exhibit (d)(2)(a)

AMENDMENT TO SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement is made as of the 19th day of November, 2024, by and between New York Life Investment Management LLC, a Delaware limited liability company (the “Advisor”) and MacKay Shields LLC, a Delaware limited liability company (the “Subadvisor”).

WHEREAS, the Advisor and the Subadvisor are parties to the Subadvisory Agreement, dated October 10, 2017, as amended and restated August 28, 2024 (the “Agreement”); and

WHEREAS, the Advisor and the Subadvisor hereby wish to amend Schedule A of the Agreement to reflect the name change for NYLI MacKay ESG Core Plus Bond ETF.to NYLI MacKay Core Plus Bond ETF.

NOW, THEREFORE, the parties agree, effective December 4, 2024, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule A attached hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers effective as of the date set forth above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC		MACKAY SHIELDS LLC

By:	/s/ Jack R. Benintende	By:	/s/ Young Lee
Name:	Jack R. Benintende	Name:	Young Lee
Title:	Managing Director	Title:	General Counsel

Schedule A

to

SUBADVISORY AGREEMENT

(As of December 4, 2024)

As compensation for services provided by Subadvisor, the Advisor will pay the Subadvisor and Subadvisor agrees to accept as full compensation for all services rendered hereunder, at an annual subadvisory fee equal to the following:

SERIES NAME	ANNUAL RATE

NYLI MacKay Muni Insured ETF*	0.20%

NYLI MacKay Muni Intermediate ETF*	0.20%

NYLI MacKay Core Plus Bond ETF*	0.1755%

NYLI MacKay ESG High Income ETF*	0.18%

NYLI MacKay California Muni Intermediate ETF*	0.225%

NYLI MacKay Securitized Income ETF*	0.18%

The portion of the fee based upon the average daily net assets of the respective Series shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Series.

*With respect to this Series, the Advisor has agreed to waive a portion of the Series’ management fee or reimburse the expenses of the Series so that the Series’ total ordinary operating expenses do not exceed certain amounts. These waivers or expenses limitations may be changed with Board approval. To the extent that the Advisor has agreed to waive its management fee or reimburse expenses, the Subadvisor has voluntarily agreed to waive or reimburse its fee proportionately.

The annual rate is based on the percentage that the Allocated Assets constitutes of the Series’ total average daily net assets.

Payment will be made to the Subadvisor on a monthly basis.

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